Exhibit 99.1

Enerplus Appoints New Board Member

CALGARY, March 20, 2014 /CNW/ - Enerplus Corporation ("Enerplus") (TSX: ERF) (NYSE: ERF) is pleased to announce that Mr. Michael R. Culbert has joined the Board of Directors of Enerplus.

Mr. Culbert brings over thirty years of diverse experience in the oil and gas industry in North America and is currently the President, Chief Executive Officer and a Director of Progress Energy Canada Ltd.  He brings a strong background in business development, economics and strategic planning and holds a Bachelor of Science degree in Business Administration. He currently sits on the Board of Directors of Pacific NorthWest LNG Ltd and is also a member of the Canadian Association of Petroleum Producers' Board of Governors.

Ian C. Dundas
President & Chief Executive Officer
Enerplus Corporation

Except for the historical and present factual information contained herein, the matters set forth in this news release, including words such as "expects", "projects", "plans" and similar expressions, are forward-looking information that represents management of Enerplus' internal projections, expectations or beliefs concerning, among other things, future operating results and various components thereof or the economic performance of Enerplus. The projections, estimates and beliefs contained in such forward-looking statements necessarily involve known and unknown risks and uncertainties, which may cause Enerplus' actual performance and financial results in future periods to differ materially from any projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things, those described in Enerplus' filings with the Canadian and U.S. securities authorities.  Accordingly, holders of Enerplus shares and potential investors are cautioned that events or circumstances could cause results to differ materially from those predicted.

SOURCE: Enerplus Corporation

%CIK: 0001126874

For further information:

including financial and operating results and our most recent corporate presentation, please visit our website at www.enerplus.com, or phone 1-800-319-6462.

CO: Enerplus Corporation

CNW 06:00e 20-MAR-14